Exhibit 99.11

PRESS RELEASE

TotalEnergies’ Statement
on its Investments related to Adani Group in India

Paris, November 25, 2024 – TotalEnergies has learnt through public announcements made by the US authorities of the indictment of certain individual Adani group executives in relation to an alleged corruption scheme linked to the business of Adani Green Energy Limited (AGEL). This indictment does not target AGEL itself, nor any AGEL related companies.

In accordance with its code of conduct, TotalEnergies rejects corruption in any form.

TotalEnergies, which is not targeted nor involved in the facts described by such indictment, will take all relevant actions to protect its interests as minority (19.75%) shareholder of AGEL and as a joint-venture partner (50%) in project companies with AGEL.

Until such time when the accusations against the Adani group individuals and their consequences have been clarified, TotalEnergies will not make any new financial contribution as part of its investments in the Adani group of companies.

TotalEnergies recalls that its investments in Adani’s entities were undertaken in full compliance with applicable laws, and with TotalEnergies’ own internal governance processes pursuant to due diligence and representations made by the sellers. In particular, TotalEnergies was not made aware of the existence of an investigation into the alleged corruption scheme.

TotalEnergies’ investments in and with AGEL

In January 2021 TotalEnergies acquired a minority interest in the listed company Adani Green Energy Limited of which it now owns 19,75%. As part of its strategy to enhance its development in renewables in India through direct access to a portfolio of assets, TotalEnergies also has acquired 50% stake in 3 JVs operating renewable assets (AGEL23 in 2020, AREL9 in 2023, AREL64 in 2024).

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).